U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  COMMISSION FILE NUMBER 0-22365
                                                          CUSIP NUMBER 037613106


                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB      [ ] Form 11-K      [ ] Form 20-F

      [X] Form 10-Q and Form 10-QSB      [ ] Form 11-K      [ ] Form 20-F


For Period Ended: September 30, 1997


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION
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     APOLLO INTERNATIONAL OF DELAWARE, INC.
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     Full Name of Registrant (Former Name if Applicable)

     6542 US HIGHWAY 41, SUITE 215
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     Address of Principal Executive Office (Street and Number)

     APOLLO BEACH, FLORIDA 33572
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-QSB for the nine months ended September 30, 1997 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-QSB. The Form 10-QSB will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

        STUART FRANK                       (813)                 645-7677
--------------------------------         -----------         ------------------
             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Apollo International of Delaware, Inc.'s Net Loss for the nine months ended September 30, 1997 is anticipated to be approximately $1,921,079 verses a loss of $989,905 for the nine months ended September 30, 1996.


                     APOLLO INTERNATIONAL OF DELAWARE, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: NOVEMBER 13, 1997                  By: /s/ STUART FRANK
    --------------------------               ----------------------------------
                                         Name: STUART FRANK
                                              ---------------------------------
                                         Title: CHIEF FINANCIAL OFFICER
                                               --------------------------------

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